Exhibit 99.1

Allot Announces First Quarter 2021 Financial Results

Allot achieves its first major win in US market with DISH Network

Hod Hasharon, Israel – May 11, 2021 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited first quarter 2021 financial results.

First Quarter 2021 Highlights

•	Continued growth: revenues of $31.2 million, up 6% year-over-year;
•	End of quarter cash and investments of $103 million;
•	Allot’s first major penetration into US market: DISH Network Selected Allot to Protect the United States’ First Cloud-native, OpenRAN-based 5G Network and its Customers from Cybersecurity Threats;

Financial Outlook

•	Management continues to expect 2021 revenues to grow to between $145-150 million;
•	Management continues to expect to close recurring security deals in 2021 with an MAR* expected to exceed $180 million;
•	Management continues to expect recurring security revenues in 2021 to be at least $6 million, and around $25 million in 2022;

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are pleased with our start to 2021 with continued year-over-year revenue growth. From the strategic perspective, we are very happy with our first major penetration into the US market and are thrilled that DISH chose to partner with us to help secure their innovative 5G network, which will be one of the most advanced in the US market.  This deal, together with Dish’s stated intent to sign an additional deal with Allot to launch network based security services to their customers, is a major indication on the importance of security to 5G networks and customers worldwide.”

Continued Mr. Antebi, “We see 2021 as a transformation year for Allot. We expect that as our SECaaS partners begin to launch their services over the coming months, we will see the initial ramp of these recurring revenues.  We are very encouraged by the traction we have been gaining and look forward to continue signing additional recurring security revenue deals, ensuring further long-term sustainable growth.”

Q1 2021 Financial Results Summary

Total revenues for the first quarter of 2021 were $31.2 million, an increase of 6% compared to $29.3 million in the first quarter of 2020.

Gross profit on a GAAP basis for the first quarter of 2021 was $21.6 million (gross margin of 69.2%), with no material change when compared with $21.7 million (gross margin of 74%) in the first quarter of 2020.

Gross profit on a non-GAAP basis for the first quarter of 2021 was $21.9 million (gross margin of 70.1%), similar when compared with $21.9 million (gross margin of 74.8%) in the first quarter of 2020.

Net loss on a GAAP basis for the first quarter of 2021 was $4 million, or $0.11 loss per basic share, compared with a net loss of $1.7 million, or $0.05 loss per basic share, in the first quarter of 2020.

Net loss on a non-GAAP basis for the first quarter of 2021 was $2.2 million, or $0.06 loss per basic share compared with a non-GAAP net loss of $0.4 million, or $0.01 loss per basic share, in the first quarter of 2020.

Cash and investments as of March 31, 2021 totaled $103.2 million, compared with $99.4 million, as of December 31, 2020.

# # #

Analyst & Investor Event

Allot will host a virtual Analyst & Investor event later today, May 11, 2021 at 9am ET. The event will provide more color on the growth potential of the Company and on the Revolution of Consumer Cybersecurity. It will feature presentations delivered by various members of the Allot management team as well as talks by some of the Company’s cybersecurity customers.

The Analyst & Investor event will be hosted via a Zoom Webinar. To register for the event, please use the following link: https://www.allot.com/210511-investor-day-lp/

A recording of the event, including the presentations, will be archived and available for viewing on the Allot website a few days following the event.

For further details about the agenda and participating in the virtual Investor Day event and the earnings results call, please refer to the Allot investor relations website at https://investors.allot.com.

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, tax related items, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft +1 646 201 9246 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)

Revenues	$31,183	$29,289
Cost of revenues	9,591	7,610

Gross profit	21,592	21,679

Operating expenses:
Research and development costs, net	10,567	8,699
Sales and marketing	11,593	11,522
General and administrative	3,200	3,041
Total operating expenses	25,360	23,262
Operating loss	(3,768)	(1,583)
Financial and other income, net	115	151
Loss before income tax expenses	(3,653)	(1,432)

Tax expenses	305	228
Net Loss	(3,958)	(1,660)

Basic net loss per share	$(0.11)	$(0.05)
		-
Diluted net loss per share	$(0.11)	$(0.05)

Weighted average number of shares used in computing basic net loss per share	35,535,493	34,625,632

Weighted average number of shares used in computing diluted net loss per share	35,535,493	34,625,632

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
GAAP cost of revenues	$9,591	$7,610
Share-based compensation (1)	(119)	(67)
Amortization of intangible assets (2)	(152)	(152)
Non-GAAP cost of revenues	$9,320	$7,391

GAAP gross profit	$21,592	$21,679
Gross profit adjustments	271	219
Non-GAAP gross profit	$21,863	$21,898

GAAP operating expenses	$25,360	$23,262
Share-based compensation (1)	(1,325)	(857)
Income related to M&A activities (3)	-	103
Non-GAAP operating expenses	$24,035	$22,508

GAAP financial and other income	$115	$151
Exchange rate differences*	76	218
Non-GAAP Financial and other income	$191	$369

GAAP taxes on income	$305	$228
Tax expenses in respect of net deferred tax asset recorded	(67)	(60)
Non-GAAP taxes on income	$238	$168

GAAP Net Loss	$(3,958)	$(1,660)
Share-based compensation (1)	1,444	924
Amortization of intangible assets (2)	152	152
Income related to M&A activities (3)	-	(103)
Exchange rate differences*	76	218
Tax expenses in respect of net deferred tax asset recorded	67	60
Non-GAAP Net loss	$(2,219)	$(409)

GAAP Loss per share (diluted)	$(0.11)	$(0.05)
Share-based compensation	0.04	0.03
Amortization of intangible assets	0.01	0.00
Income related to M&A activities	0.00	(0.00)
Exchange rate differences*	0.00	0.01
Tax expense in respect of net deferred tax asset recorded	0.00	0.00
Non-GAAP Net loss per share (diluted)	$(0.06)	$(0.01)

Weighted average number of shares used in
computing GAAP diluted net loss per share	35,535,493	34,625,632

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	35,535,493	34,625,632

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$119	$67
Research and development costs, net	395	242
Sales and marketing	582	378
General and administrative	348	237
	$1,444	$924

(2) Amortization of intangible assets
Cost of revenues	$152	$152
	$152	$152

(3) Income related to M&A activities
Research and development costs, net	$-	$(103)
	$-	$(103)

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,148	$23,599
Short-term bank deposits	71,525	47,225
Restricted deposits	1,634	1,200
Available-for-sale marketable securities	22,643	27,178
Trade receivables, net	27,828	20,685
Other receivables and prepaid expenses	11,455	14,205
Inventories	13,543	12,586
Total current assets	155,776	146,678

LONG-TERM ASSETS:
Long-term bank deposits	215	215
Severance pay fund	438	434
Operating lease right-of-use assets	3,679	4,458
Deferred taxes	349	420
Other assets	1,475	2,975
Total long-term assets	6,156	8,502

PROPERTY AND EQUIPMENT, NET	12,600	11,993
GOODWILL AND INTANGIBLE ASSETS, NET	35,842	34,427

Total assets	$210,374	$201,600

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,222	$2,092
Deferred revenues	30,194	26,658
Short-term operating lease liabilities	2,602	2,813
Other payables and accrued expenses	25,199	27,299
Total current liabilities	59,217	58,862

LONG-TERM LIABILITIES:
Deferred revenues	21,218	9,782
Long-term operating lease liabilities	1,035	1,835
Accrued severance pay	901	969
Total long-term liabilities	23,154	12,586

SHAREHOLDERS' EQUITY	128,003	130,152

Total liabilities and shareholders' equity	$210,374	$201,600

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Loss	$(3,958)	$(1,660)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,088	788
Stock-based compensation	1,444	924
Amortization of intangible assets	237	152
Increase (Decrease) in accrued severance pay, net	(72)	1
Decrease in other assets	1,499	160
Decrease in accrued interest and amortization of premium on marketable securities	75	171
Changes in operating leases, net	(232)	(711)
Decrease (Increase) in trade receivables	(7,143)	5,868
Decrease (Increase) in other receivables and prepaid expenses	2,080	(401)
Increase in inventories	(957)	(4,485)
Decrease in long-term deferred taxes, net	72	84
Increase (Decrease) in trade payables	(870)	2,268
Decrease in employees and payroll accruals	(1,909)	(1,325)
Increase (Decrease) in deferred revenues	14,972	(5,626)
Decrease in other payables, accrued expenses and other long term liabilities	(603)	(1,718)
Net cash provided by (used in) operating activities	5,723	(5,510)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	(434)	1,500
Redemption of (Investment in) short-term deposits	(24,300)	4,757
Purchase of property and equipment	(1,695)	(1,351)
Purchase of intangible assets	(1,652)	-
Investment in available-for sale marketable securities	-	(375)
Proceeds from sales and maturity of available-for sale marketable securities	4,348	12,923
Net cash provided by (used in) investing activities	(23,733)	17,454

Cash flows from financing activities:
Proceeds from exercise of stock options	1,559	620
Net cash provided by financing activities	1,559	620

Increase (Decrease) in cash and cash equivalents	(16,451)	12,564
Cash and cash equivalents at the beginning of the period	23,599	16,930
Cash and cash equivalents at the end of the period	$7,148	$29,494

Other financial metrics
U.S dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

Revenues geographic breakdown	Q1-2021		FY 2020
Americas	5.1	16%	8.1	6%
EMEA	20.2	65%	104.3	77%
Asia Pacific	5.9	19%	23.5	17%
	31.2	100%	135.9	100%

Breakdown between products & services revenues	Q1-2021		FY 2020
Products	17.8	57%	92.5	68%
Professional Services	4.1	13%	13.3	10%
Support & Maintenance	9.3	30%	30.1	22%
	31.2	100%	135.9	100%

Revenues per customer type	Q1-2021		FY 2020
CSP	22.8	73%	114.8	84%
Enterprise	8.4	27%	21.1	16%
	31.2	100%	135.9	100%

	Q1-2021	FY 2020
% of top-10 end-customers out of revenues	60%	71%

Total number of full time employees	671	676

Number of basic shares (in millions)	35.5	35.0

Non-GAAP weighted average number of fully diluted shares (in millions)	37.8	37.2